PUMA

BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM
PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Mail Stop 3 - 9
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

03003866

03 FEB 14 AM 7:21

SUPPL

11.02.2003

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

Dear Sirs,

Please find attached the announcement of the Preliminary Results for the Financial Year 2002 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Best regards

PUMA AG Rudolf Dassler Sport

Gabriel

Beate Gabriel
(Finance)

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

dlw 2/19

Encls.

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MEDIA CONTACT:
U.S.A. Lisa Beachy, Tel. +1 617 488 2945
Europe Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR CONTACT:
Dieter Bock, Tel. +49 9132 81 2261

PUMA® Continues its Strong Performance and Reaches Record Levels in Sales and Profitability

Herzogenaurach, Germany, January 31, 2003 – The sporting goods company PUMA AG herewith announces its preliminary consolidated results for fiscal year 2002.

Despite a sustained inhospitable global market environment, PUMA has been able to continue its strong growth in sales and profitability. Preliminary results for FY 2002 show that consolidated sales rose by 52.1% from €598.1 million to €909.8 million. Currency adjusted sales increased by a healthy 54.8%. All regions and product segments helped account for the extraordinary performance. Pre-tax profit also reached a record level of €124.4 million (€57.4 million). Earnings per share jumped by 110.8% from €2.58 to €5.44. As a result of continued positive developments throughout the fourth quarter revised expectations were exceeded yet again.

Worldwide branded sales including sales by licensees increased 36.4% from €1,011.7 million to €1,380.0 million. Without currency fluctuations, branded sales jumped by approximately 40%.

PUMA's gross profit margin reached a record level of 43.6% for FY2002, versus 41.9% in the previous year. Due to strong top-line growth and effective cost control total SG&A expenses were pared from 36.9% to 33.4% of sales; these achievements were possible despite continued high investments in brand building initiatives. PUMA's operating results (EBIT) jumped by 111.8% to €125.0 million. As a percentage of sales, the EBIT margin improved from 9.9% to 13.7%. Pre-tax profit more than doubled for the second consecutive year and increased by 116.7% reaching €124.4 million (€57.4 million). Based on a tax ratio of 32.0% (30.1%) net earnings amounted to €84.9 million versus 39.7 million in 2001. These figures correspond to a net return of 9.3% for 2002 versus 6.6% for the previous year.

Due to the extraordinary results, as well as a continued improvement in working capital, PUMA's net cash position increased from minus €7.8 million to €94.3 million in 2002.

In light of the positive development, the Board of Management will propose a dividend of 0,55 € per share at the shareholders' meeting (April 16, 2003). This change marks an increase of 83%, compared with 0,30 € in the previous year.

As of December 31, 2002, PUMA's order book exhibited strong growth, reaching €531.1 million, compared with €360.1 million last year (+47.5%). Currency adjusted, orders increased by approximately 50%. This represents the 7th consecutive year of record orders.

Jochen Zeitz, PUMA's Chairman and CEO, said "PUMA's continued strong performance demonstrates our ability to gain market share in a very challenging environment, while we focus on our long term goal of making PUMA the most desirable sportlifestyle brand."

Preliminary results	**FY 2002** € Mio.		**FY 2001** € Mio.		Deviation
Global brand sales	1,380.0		1,011.7		36.4%
Consolidated net sales	909.8	100.0%	598.1	100.0%	52.1%
Gross Profit	396.9	43.6%	250.6	41.9%	58.4%
EBIT	125.0	13.7%	59.0	9.9%	111.8%
EBT	124.4	13.7%	57.4	9.6%	116.7%
Net earnings	84.9	9.3%	39.7	6.6%	113.8%
Outstanding shares, basic	15,611		15,392		
Earnings per share, basic (€)	5.44		2.58		110.8%
Future orders as of Dec. 31	531.1		360.1		47.5%

Financial Calendar:

February 28, 2003	Financial Statement FY2002 and Press Conference
April 16, 2003	Shareholders' Meeting
April 23, 2003	Release of Q1 results for 2003 and Analyst Conference

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PUMA® is the global athletic brand that successfully fuses influences from sport, lifestyle and fashion. PUMA's unique industry perspective delivers the unexpected in sportlifestyle footwear, apparel and accessories, through technical innovation and revolutionary design. Established in Herzogenaurach, Germany in 1948, PUMA distributes products in over 80 countries. For further information please visit www.puma.com.